

Mail Stop 3561

April 9, 2018

Joseph Furnari
Chief Executive Officer
HyreCar Inc.
355 South Grand Avenue, Suite 1650
Los Angeles, CA 90071

>   **Re: HyreCar Inc.**
>   **Amendment No. 1 to**
>   **Draft Registration Statement on Form S-1**
>   **Submitted March 26, 2018**
>   **CIK No. 0001713832**

Dear Mr. Furnari:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note your response to our prior comment 8 and your revised disclosure. Please disclose what specific public market you intend to list on, such as OTCBB, OTCQX, OTCQB, or OTC Pink. In addition, please state that the selling shareholders "will sell at a price of $x.xx (or a range) per share until our shares are quoted on the [OTCQX] [OTCQB] marketplace of OTC Link and thereafter at prevailing market prices or privately negotiated prices" as applicable or advise. We also note that if you plan to list on OTC Pink, the selling shareholder may only sell their shares at a fixed price.

Prospectus Summary

Business Structure and Strategy

Revenue Model, page 5

2. Refer to the table reconciliation of revenue to gross billings. Please include a footnote explaining the term Partner Fees are amounts paid to Owners, if true.

Capitalization, page 21

3. We note your revisions in response to our prior comment 19. Please delete from the table, the line item Total cash and notes payable, net of discounts, as the cash balance should not be included with the total debt. Further, the Total capitalization line item amount should solely represent total short- and long-term debt plus total stockholders' deficit. Please revise accordingly, as your total capitalization amount includes the cash balance. Further, within note (1) to the table, please disclose if the preferred stock will be converted on a one-for-one share basis with the common stock.

Management's Discussion and Analysis

Overview, page 24

4. Refer to your discussion paragraph of the Private Placement. Please disclose if you have completed the private placement, as we note it started in June 2017 and you provide data through December 31, 2017. In this regard, clarify if the information provided is final, or if there will be more common stock to be issued under the Private Placement. Please also disclose whether or not the Private Placement was with related parties or affiliates. Further, indicate if this private placement is separate from the agreement entered on November 2017 as disclosed in Note 3 on page F-14.

Audited Financial Statements

Note 2 – Summary of Significant Accounting Policies

Principal Agent Considerations, page F-10

5. Refer to the reconciliation table of revenue. Given your revisions in the Draft Registration Statement that gross billings is a non-GAAP measure, please disclose the significance of this tabular reconciliation in the audited footnotes. To the extent you continue to include the table, please parenthetically indicate the line item revenue is the GAAP reported revenue, and that gross billings is a non-GAAP line item and it along with Partner Fees are not recorded in your financial statements. Also, if true, disclose

that gross billings include transactions from both your revenues recorded on a net and a gross basis. Refer to ASC 605-45-50-1.

6. We have reviewed your response to our prior comment 26. We note the majority of your revenues were derived from transaction and insurance fees and that you view the renting of a vehicle along with the insurance required at the time of the rental to be considered a single transaction and that the revenue should not be broken out. Please tell us the amount or percentage of revenue you received from transaction fees and insurance fees for fiscal years 2017 and 2016. In your response also tell us if separate agreements are signed for the renting of a vehicle and for obtaining the insurance and whether the Driver can decline the required insurance. To the extent such individual components are 10% or more of consolidated revenue, they should be separately disclosed on the face of the income statement and separately discussed in MD&A. You may choose to include a table within this footnote of your sources of revenue, such as transaction fees, insurance fees, and other as reconciled to consolidated revenues. We may have further comment after review of your response.

You may contact Beverly Singleton at (202) 551-3328 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at (202) 551-3601 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc: Nimish Patel, Esq.
Mitchell Silberberg & Knupp LLP